Exhibit 99.1
PLEXUS CORP.
NON-GAAP SUUPLEMENTAL INFORMATION
(in thousands, except per share data)
(unaudited)

Return on Invested Capital ("ROIC") and Economic Return Calculations

	Nine Months Ended		Six Months Ended		Nine Months Ended
	July 4, 2015		April 4, 2015		June 28, 2014
Operating income	$86,865		$58,234		$68,959
Restructuring charges	1,691		1,691		10,865
Adjusted operating income		$88,556		$59,925		$79,824
	÷	3			÷	3
		$29,519				$26,608
	x	4	x	2	x	4
Annualized operating income		$118,076		119,850		$106,432
Tax rate	x	11%	x	10%	x	9%
Tax impact		12,988		11,985		9,579
Operating income (tax effected)		$105,088		$107,865		$96,853

Average invested capital	$745,030		$745,441		$661,835

ROIC	14.1%		14.5%		14.6%
Weighted average cost of capital ("WACC")	11.0%		11.0%		11.0%
Economic return	3.1%		3.5%		3.6%

	July 4,	April 4,	January 3,	September 27,
	2015	2015	2015	2014
Equity	$835,063	$808,468	$792,298	$781,133
Plus:
Debt—current	4,281	4,774	4,793	4,368
Debt—non-current	259,284	260,025	260,990	262,046
Less:
Cash and cash equivalents	(354,830)	(356,296)	(239,685)	(346,591)
	$743,798	$716,971	$818,396	$700,956

Third quarter fiscal 2015 average invested capital (July 4, 2015, April 4, 2015, January 3, 2015 and September 27, 2014) was $745,030. Second quarter fiscal 2015 average invested capital (April 4, 2015, January 3, 2015 and September 27, 2014) was $745,441.

	June 28	March 29,	December 28,	September 28,
	2014	2014	2013	2013
Equity	$760,184	$736,493	$722,021	$699,301
Plus:
Debt—current	4,232	3,901	3,796	3,574
Debt—non-current	263,056	256,090	256,949	257,773
Less:
Cash and cash equivalents	(330,314)	(323,695)	(324,156)	(341,865)
	$697,158	$672,789	$658,610	$618,783

Third quarter fiscal 2014 average invested capital (June 28, 2014, March 29, 2014, December 28, 2013, and September 28, 2013) was $661,835.